UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 23, 2014

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

January 23, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 30, 2013 relating to the Airbag Yield Optimization Notes, the Prospectus Supplement dated August 30, 2013 relating to the Airbag Yield Optimization Notes, the Product Supplement dated August 28, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2013 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 30, 2013 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 30, 2013 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated January 17, 2014 relating to the PBR1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the PBR2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the X Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the AAPL Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the BBY Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the EXPE Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the FB Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the FTNT1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the FTNT2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the GILD Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the GM1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the GM2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the HIG Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the LNKD Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the PHM1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the PHM2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the PHM3 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the PHM4 Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the SLW Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the SNDK Securities (as defined in Annex A hereto), the Final Terms Supplement dated January 17, 2014 relating to the URI Securities (as defined in Annex A hereto) and the Final Terms Supplement dated January 17, 2014 relating to the VRTX Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated January 23, 2014 representing the PBR1 Securities, (d) the Global Security dated January 23, 2014 representing the PBR2 Securities, (e) the Global Security dated January 23, 2014 representing the X Securities, (f) the Global Security dated January 23, 2014 representing the AAPL Securities, (g) the Global Security dated January 23, 2014 representing the BBY Securities, (h) the Global Security dated January 23, 2014 representing the EXPE Securities, (i) the Global Security dated January 23, 2014 representing the FB Securities, (j) the Global Security dated January 23, 2014 representing the FTNT1 Securities, (k) the Global Security dated January 23, 2014 representing the FTNT2 Securities, (l) the Global Security dated January 23, 2014 representing the GILD Securities, (m) the Global Security dated January 23, 2014 representing the GM1 Securities, (n) the Global Security dated January 23, 2014 representing the GM2 Securities, (o) the Global Security dated January 23, 2014 representing the HIG Securities, (p) the Global Security dated January 23, 2014 representing the LNKD Securities, (q) the Global Security dated January 23, 2014 representing the PHM1 Securities, (r) the Global Security dated January 23, 2014 representing the PHM2 Securities, (s) the Global Security dated January 23, 2014 representing the PHM3 Securities, (t) the Global Security dated January 23, 2014 representing the PHM4 Securities, (u) the Global Security dated January 23, 2014 representing the SLW Securities, (v) the Global Security dated January 23, 2014 representing the SNDK Securities, (w) the Global Security dated January 23, 2014 representing the URI Securities, (x) the Global Security dated January 23, 2014 representing the VRTX Securities, (y) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (z) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (z) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Airbag Yield Optimization Notes due December 26, 2014 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) (the “PBR1 Securities”)	$195,000.00
Airbag Yield Optimization Notes due December 26, 2014 (Linked to the American depositary shares of Petróleo Brasileiro S.A.) (the “PBR2 Securities”)	$295,000.00
Airbag Yield Optimization Notes due January 23, 2015 (Linked to the common stock of United States Steel Corporation) (the “X Securities”)	$510,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Apple Inc.) (the “AAPL Securities”)	$143,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Best Buy Co., Inc.) (the “BBY Securities”)	$350,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Expedia Inc.) (the “EXPE Securities”)	$361,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Facebook, Inc.) (the “FB Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Fortinet, Inc.) (the “FTNT1 Securities”)	$280,000.00
Trigger Phoenix Autocallable Optimization Securities due July 24, 2015 (Linked to the common stock of Fortinet, Inc.) (the “FTNT2 Securities”)	$725,000.00
Trigger Phoenix Autocallable Optimization Securities due July 24, 2015 (Linked to the common stock of Gilead Sciences, Inc.) (the “GILD Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due January 26, 2016 (Linked to the common stock of General Motors Company) (the “GM1 Securities”)	$795,000.00
Trigger Phoenix Autocallable Optimization Securities due January 26, 2016 (Linked to the common stock of General Motors Company) (the “GM2 Securities”)	$579,000.00
Trigger Phoenix Autocallable Optimization Securities due July 24, 2015 (Linked to the common stock of The Hartford Financial Services Group, Inc.) (the “HIG Securities”)	$515,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of LinkedIn Corporation) (the “LNKD Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of PulteGroup, Inc.) (the “PHM1 Securities”)	$455,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of PulteGroup, Inc.) (the “PHM2 Securities”)	$587,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of PulteGroup, Inc.) (the “PHM3 Securities”)	$215,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of PulteGroup, Inc.) (the “PHM4 Securities”)	$279,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of Silver Wheaton Corp.) (the “SLW Securities”)	$335,000.00
Trigger Phoenix Autocallable Optimization Securities due January 26, 2016 (Linked to the common stock of SanDisk Corporation) (the “SNDK Securities”)	$370,000.00
Trigger Phoenix Autocallable Optimization Securities due January 27, 2015 (Linked to the common stock of United Rentals, Inc.) (the “URI Securities”)	$200,000.00
Trigger Yield Optimization Notes due January 23, 2015 (Linked to the common stock of Vertex Pharmaceuticals Incorporated) (the “VRTX Securities”)	$99,985.62

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

January 23, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 31, 2012 relating to the Contingent Absolute Return Autocallable Optimization Securities, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated January 17, 2014 relating to the AA Securities, the CELG Securities and the YHOO Securities (each, as defined in the Annex A hereto) and the Pricing Supplement dated January 17, 2014 relating to the CMI Securities, the GLW Securities and the MSFT Securities (each, as defined in the Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated January 23, 2014 representing the AA Securities, (d) the Global Security dated January 23, 2014 representing the CELG Securities, (e) the Global Security dated January 23, 2014 representing the YHOO Securities, (f) the Global Security dated January 23, 2014 representing the CMI Securities, (g) the Global Security dated January 23, 2014 representing the GLW Securities, (h) the Global Security dated January 23, 2014 representing the MSFT Securities, (i) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (j) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (j) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Absolute Return Autocallable Optimization Securities due January 26, 2015 (Linked to the common stock of Alcoa Inc.) (the “AA Securities”)	$1,258,000.00
Contingent Absolute Return Autocallable Optimization Securities due January 26, 2015 (Linked to the common stock of Celgene Corporation) (the “CELG Securities”)	$7,801,740.00
Contingent Absolute Return Autocallable Optimization Securities due January 26, 2015 (Linked to the common stock of Yahoo! Inc.) (the “YHOO Securities”)	$4,497,500.00
Trigger Phoenix Autocallable Optimization Securities due January 24, 2019 (Linked to the common stock of Cummins Inc.) (the “CMI Securities”)	$923,100.00
Trigger Phoenix Autocallable Optimization Securities due January 24, 2019 (Linked to the common stock of Corning Incorporated) (the “GLW Securities”)	$1,361,300.00
Trigger Phoenix Autocallable Optimization Securities due January 24, 2019 (Linked to the common stock of Microsoft Corporation) (the “MSFT Securities”)	$10,154,250.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

January 23, 2014

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Financial Services, Inc. and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated April 24, 2012 relating to the Contingent Income Auto-Callable Securities, the Product Supplement dated October 9, 2013 relating to the Fixed Coupon Auto-Callable Securities, the Pricing Supplement dated January 17, 2014 relating to the MOS Securities (as specified in Annex A hereto) and the Pricing Supplement dated January 17, 2014 relating to the X Securities (as specified in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated January 23, 2014 representing the MOS Securities, (d) the Global Security dated January 23, 2014 representing the X Securities, (e) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (f) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (f) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in representing the Company with respect to the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Contingent Income Auto-Callable Securities due January 20, 2017 (Linked to the common stock of The Mosaic Company) (the “MOS Securities”)	$5,112,000.00
Fixed Coupon Auto-Callable Securities due January 23, 2015 (Linked to the common stock of United States Steel Corporation) (the “X Securities”)	$7,932,150.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 23 January 2014